SCHEDULE 13G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.: 1   )*

EMISPHERE TECHNOLOGIES INC
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(Name of Issuer)


COMMON STOCK
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(Title of Class of Securities)

291345106
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(CUSIP NUMBER)

December 31, 2001
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(Date of Event Which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  291345106                13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch & Co., Inc.
(on behalf of Merrill Lynch Investment Managers (MLIM"))**

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

1,320,682

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

1,320,682

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,320,682 (ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.44%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!
    **SEE EXHIBIT A

CUSIP No.  291345106                13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ML HEALTHCARE FUND, INC.


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

1,000,000

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

1,000,000

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000 (ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.63%

12. TYPE OF REPORTING PERSON*

HC, CO, IV

    *SEE INSTRUCTION BEFORE FILING OUT!
    **SEE EXHIBIT A

14. CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE
 PURSUANT TO WHICH THIS SCHEDULE IS FILED:

      [X] Rule 13d-1 (b)
      [ ] Rule 13d-1 (c)
      [ ] Rule 13d-1 (d)

                SCHEDULE 13G


ITEM 1 (a) Name of Issuer:
          ----------------

          EMISPHERE TECHNOLOGIES INC (the "Company")

ITEM 1 (b) Address of Issuer's Principal Executive Offices:
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          765 Old Saw Mill River Road
          Tarrytown, NY 10591


ITEM 2 (a) Name of Persons Filing:
          ------------------------
          Merrill Lynch & Co., Inc.
          (On behalf of Merrill Lynch Investment Managers ("MLIM")

          ML HEALTHCARE FUND, INC.

ITEM 2 (b) Address of Principal Business Office or, if none, Residence:
          -------------------------------------------------------------

Merrill Lynch & Co., Inc.
(on behalf of Merrill Lynch Investment Managers ("MLIM"))
World Financial Center, North Tower
250 Vesey Street
New York, NY 10381

ML HEALTHCARE FUND, INC.
800 Scudders Mill Road
Plainsboro, NJ 08536

ITEM 2 (c) Citizenship:
          -------------
See Item 4 of Cover Pages

ITEM 2 (d) Title of Class Securities:
          ---------------------------

Common Stock

ITEM 2 (e) CUSIP NUMBER:

See Cover Page

ITEM 3

   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or 13d-2(c), check whether the person filing is a:

(a) [ ] Broker or Dealer registered under Section 15 of the Act,
(b) [ ] Bank as defined in Section 3(a) (6) of the Act,
(c) [ ] Insurance Company as defined in Section 3(a) (19) of the Act,
(d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e) [X] Investment Adviser in accordance with Rule 13d-1(b) (1) (ii) (E),
(f) [ ] Employee Benefit Plan or Endowment Fund in accordance with
        Rule 13d-1(b) (ii) (F),
(g) [X] Parent Holding Company or Control Person in accordance with
        Rule 13d-1(b) (ii) (G); see Item 7,
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813),
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940,
(j) [ ] Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

ITEM 4 Ownership
       --------
(a)  Amount Beneficially Owned:

     See Item 9 of Cover Pages.

(b)  Percent of Class:

     See Item 11 of Cover Pages

(c)  Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote:

         See Item 5 of Cover pages

    (ii) shared power to vote or to direct the vote:

         See Item 6 of Cover pages

   (iii) sole power to dispose or to direct the disposition of:

         See Item 7 of Cover pages

    (iv) shared power to dispose or to direct the disposition of:

         See Item 8 of Cover pages

ITEM 5 Ownership of Five Percent or Less of a Class.
       ---------------------------------------------

Not Applicable

ITEM 6 Ownership of More than Five Percent on Behalf of Another Person.
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   Merrill Lynch & Co., Inc. ("ML&Co.") is a parent holding company. Merrill Lynch Investment Managers ("MLIM") is an operating division of ML&Co.'s indirectly owned asset management subsidiaries. Certain of these subsidiaries hold certain shares of the security which is the subject of this report. (See Item 7).

ITEM 7 Identification and Classification of the Subsidiary Which
  Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
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    Merrill Lynch & Co., Inc. ("ML&Co.") is a parent holding company. Merrill Lynch Investment Managers ("MLIM") is an operating division of ML&Co. consisting of ML&Co.'s indirectly-owned asset management subsidiaries. The following asset management subsidiaries hold certain shares of the common stock, which is the subject of this 13G filing:

FUND ASSET MANAGEMENT, L.P.
MERRILL LYNCH INVESTMENT MANAGERS LIMITED
MERRILL LYNCH INVESTMENT MANAGERS, L.P.


ITEM 8 Identification and Classification of Members of the Group.
       ----------------------------------------------------------

Not Applicable


ITEM 9 Notice of Dissolution of Group.
       -------------------------------

Not Applicable

ITEM 10 Certification
       --------------

   By signing below each of the undersigned certifies that, to the best Of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature.
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   After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 30, 2002


Merrill Lynch & Co, Inc.
(on behalf of Merrill Lynch Investment Managers ("MLIM"))

/s/ Thomas D. Jones, III
-----------------------------
Name:  Thomas D. Jones, III
Title:  Attorney-In-Fact*


ML HEALTHCARE FUND, INC.

/s/ Thomas D. Jones, III
-----------------------------
Name:  Thomas D. Jones, III
Title:  Attorney-In-Fact*

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*Signed pursuant to a power of attorney, dated January 25, 1999, included as Exhibit B to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co, Inc. (on behalf of Merrill Lynch
Asset Management Group ("AMG")) - now known as Merrill Lynch Investment Managers ("MLIM")

**Signed pursuant to a power of attorney, dated January 21, 2000, included as Exhibit B to this Schedule 13G.

                                 EXHIBIT A

Merrill Lynch Investment Managers ("MLIM") of ML&Co. is comprised of the following legal entities: Merrill Lynch Investment Managers, L.P. ("MLIMLP"), doing business as Merrill Lynch Investment Managers; QA Advisers, LLC ("QA") doing business as Merrill Lynch Investment Managers Quantitative Advisers;
Fund Asset Management, L.P., doing business as Fund Asset Management ("FAM"); Merrill Lynch Asset Management U.K. Limited ("MLAM UK"); Merrill Lynch
(Suisse) Investment Management Limited ("MLS"); Merrill Lynch Investment Managers International Limited ("MLIMI"); Merrill Lynch Investment Managers, Ltd. Merrill Lynch Investment Managers (Asia Pacific Limited); Merrill Lynch Investment Managers Limited (Australia); Merrill Lynch Investment Managers (Isle of Man) Limited; Merrill Lynch Investment Managers Asia Limited; Merrill Lynch Investment Managers Kapitalanlagegesellschaft MBH; Munich London Investment Management, Ltd.; Merrill Lynch Investment Managers Ltda.; Merrill Lynch Investment Managers Japan Limited; Merrill Lynch Investment Managers Canada, Inc.; DSP Merrill Lynch Asset Management(India) Limited; PT Merrill Lynch Indonesia; Merrill Lynch Phatra Securities Co., Ltd.; Merrill Lynch Global Asset Management, Limited; Merrill Lynch Investment Managers Channel Islands Limited; Mercury Asset Management International Channel Islands Limited ("MAMCI"); Grosvenor Venture Managers Limited; and Merrill Lynch Fund
Managers Limited. Each of MLIM LP, FAM, MLAM UK, MAMCI, QA, MLS, and MLIMI is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, which acts as investment adviser operating under the laws of a jurisdiction other than the United States. The investment advisers that comprise MLIM exercise voting and investment powers over portfolio securities independently from other direct and indirect subsidiaries of ML&Co.

Power of Attorney

	The undersigned, Merrill Lynch Healthcare Fund, Inc., a corporation duly organized under the laws of the state of Maryland, with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey 08536,
 does hereby make, constitute and appoint Michael J. Hennewinkel, Jerry Weiss, Ira P. Shapiro and Thomas D. Jones, III, acting severally, each of whose address is
 800 Scudders Mill Road, Plainsboro, New Jersey 08536, as its true and lawful attorneys-in-fact, for it and in its name, place and stead, to execute and cause to be filed and/or delivered as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number as appropriate of original, copies, or electronic filings of the Securities and
 Exchange Commission Schedule 13D or Schedule 13G Beneficial
 Ownership Reports(together with any amendments and joint filing agreements under Rule 13d-1(f) (1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, and generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

	IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on this 21 day of January, 2000.

MERRILL LYNCH HEALTHCARE FUND, INC.

By: ___/s/ Terry K. Glenn______
Name:  Terry K. Glenn
Title:     President & Director